January 6, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attention:       Kathleen Collins, Accounting Branch Chief
Robert Benton, Staff Accountant

Re:	Kenexa Corporation
Form 10-K for the fiscal year ended December 31, 2009
Filed on March 9, 2010; and
Form 8-K/A Filed on December 10, 2010
SEC File No. 000-51358

Dear Ms. Collins and Mr. Benton:

On behalf of Kenexa Corporation (the “Company”), this letter is being submitted in reference to your letter to Donald Volk, Chief Financial Officer of the Company, dated January 5, 2010 (the “Comment Letter”), with respect to the above filings.   The Company respectfully requests an eleven day extension, from the original due date of January 20, 2011, to February 4, 2011 to respond to the inquiries contained in your Comment Letter.  Please confirm your acceptance of the Company’s revised submission date by fax (610-971-9181) or email to Frank.brown@kenexa.com or if you wish to discuss this request directly please call me at 610-971-6102.

Very truly yours,

/s/    Donald F. Volk

Donald F. Volk, Chief Financial Officer